September 30, 2002

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306
Attention: Susan Guerrier

Re:	Private Media Group, Inc. Registration Statement on Form S-1
(S.E.C. File No. 333-69654) – Form RW

Dear Ms. Guerrier:

Please refer to the above-referenced Registration Statement of Private Media Group, Inc. (the “Registrant”) on Form S-1, which was declared effective by order of the Commission on January 24, 2002.

Following the effective date, an Underwriting Agreement was entered into on January 24, 2002, between the Registrant and the underwriter, Commerzbank AG, and offering activity commenced thereafter. However, due to market conditions, no sales were effected under the Registration Statement and all marketing activity ceased in February 2002.

Accordingly, pursuant to Rule 477 promulgated under the Securities Act of 1933, application is hereby made to the Commission on behalf of the Registrant for an order granting the Registrant’s application for withdrawal of the Registration Statement as soon as practicable.

Please let me know if you have any questions or require any additional information. In this regard you may also communicate with our legal counsel, Samuel S. Guzik, Guzik & Associates, 310-788-8600.

Very truly yours,

Johan Gillborg, Chief Financial
and Accounting Officer,
Private Media Group, Inc.